Exhibit 99.5

Almaden Minerals Ltd.

NYSE MKT: AAU
TSX: AMM

Suite 210 - 1333 Johnston Street, Vancouver, BC, Canada, V6H 3R9
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

Financial Statement Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection below.

Please select one or bothof the following options:	Interim Financial Statements
Annual Financial Statements

Name:
Address:                                                                                                                                                                                                                                                                                                                                                                   Street Name & Number                                                                                                                                                                                                             Apt. or Suite

City                                                                                                                   Prov. or State                                     Country                                                                                  Postal or Zip Code

Email Address: ____________________________

Preferred Method of Communication:  Email: _____    or Mail: _____

*Signature: ______________________________                             Date:  ___________________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.
SUITE 210 – 1333 JOHNSTON STREET
VANCOUVER, B.C. V6H 3R9
CANADA
OR BY FAX TO: 604-689-7645
OR BY EMAIL TO: info@almadenminerals.com